82-3857

LG Electronics

Report of Sale of Shares as Majority Shareholder





05009834

SUPPL

1. Method for Sale		On-exchange sale
2. Shares Sold		Ordinary Shares of LG.Philips LCD Co., Ltd.
3. Amount Sold (KRW)		415,960,000,000
4. Reason for Sale		Use of proceeds to improve capital structure
5. Valuation of shares sold (KRW)		415,960,000,000
6. Date of decision to sell		July 14, 2005
- Attendance by external directors?	No. in attendance	4
	No. absent	-
7. Total investment after sale	Shareholding ratio (%)	-
	Investment amount (KRW)	-
Notes:		- The above assumes The successful issue of ADR shares by LG.Philips LCD and the details are subject to change based on market conditions at the time of sale - The above transaction is planned in a block trade on the Korea Stock Exchange - The above sale amount is based on LG Electonic's board decision to sell USD 400,000,000 worth of LG.Philips LCD's shares

dlw 7/20

	- The above valuation uses the KRW/USD exchange rate in effect on the day prior to the board resolution (1,039.9 KRW per USD) and the actual exchange rate for this transaction is subject to change - The total investment after sale, including shareholding ratio, will be determined at the time of sale and reported separately - The representative director or his appointees have been given power of attorney to decide terms not included in the board resolution and the decision of the final sale amount of approximately USD 400,000,000 as approved by the board - The above items are subject to change due to market conditions and the final contract negotiation process, so the final terms will be reported separately